# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OneConnect Financial Technology Co., Ltd., CIK 0001780531
CUSIP: 68248T204
Title of class of securities: Ordinary Shares, par value US$0.00001 per share, represented by American Depositary Shares
Address of issuer's principal executive offices: 21/24F, Ping An Finance Center,, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, China (F4), 518000
Date of event which requires filing of this statement: 11/19/2025
Amends the filing with accession number 0001104659-25-021530
Filed by CIK 0001802730
Persons authorized to receive notices and communications: Yanmei Dong, Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86-755-2262-7970

## Reporting persons
- Bo Yu Limited (CIK 0001802730): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 1,169,980,653; shared voting power 0; sole dispositive power 1,169,980,653; shared dispositive power 0; aggregate amount beneficially owned 1,169,980,653 (100% of the class)
  Comment: 1. Each of row 7, 9 and 11 represents 1,169,980,653 Ordinary Shares held of record by Bo Yu Limited ("Bo Yu") as of the date hereof.
  
  2. Row 13 represents the percentage calculated based on 1,169,980,653 Ordinary Shares of the Issuer issued and outstanding as of November 20, 2025.
- Ping An Insurance (Group) Company of China, Ltd. (CIK 0001301951): type of reporting person: corporation (CO), insurance company (IC), parent holding company or control person (HC); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 1,169,980,653; shared voting power 0; sole dispositive power 1,169,980,653; shared dispositive power 0; aggregate amount beneficially owned 1,169,980,653 (100% of the class)
  Comment: 1. Each of row 7, 9 and 11 represents the 1,169,980,653 Ordinary Shares of the Issuer reported by Ping An Insurance (Group) Company of China, Ltd. ("Ping An") held of record by Bo Yu. Ping An ultimately wholly owns Bo Yu. As such, Ping An is deemed as the beneficial owner of the Ordinary Shares of the Issuer held by Bo Yu.
  
  2. Row 13 represents the percentage calculated based on 1,169,980,653 Ordinary Shares of the Issuer issued and outstanding as of November 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.00001 per share, represented by American Depositary Shares
Name of issuer: OneConnect Financial Technology Co., Ltd.
Address of issuer's principal executive offices: 21/24F, Ping An Finance Center,, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, China (F4), 518000
Comment: This Amendment No. 5 (this "Amendment") amends and supplements the statement on Schedule 13D, filed by the Reporting Persons on March 7, 2025, Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No.3 to Schedule 13D and Amendment No.4 to Schedule 13D, filed by the Reporting Persons, respectively on May 16, 2025, June 26, 2025, September 25, 2025 and October 30, 2025 (the "Original Schedule 13D").

## Item 2. Identity and Background
Name of person filing: There is no update or amendment to this Item 2(a).
Residence or business address: There is no update or amendment to this Item 2(b).
Present principal occupation or employment: There is no update or amendment to this Item 2(c).
Criminal convictions in the last five years: There is no update or amendment to this Item 2(d).
Civil proceedings (securities laws) in the last five years: There is no update or amendment to this Item 2(e).
Citizenship: There is no update or amendment to this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There is no update or amendment to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Scheme of Arrangement

As previously disclosed, Bo Yu and the Issuer made a joint announcement on May 15, 2025 (the "Joint Announcement") that Bo Yu has requested the Issuer's board of directors to put forward a proposal (the "Proposal") to the holders of all Ordinary Shares (including the Ordinary Shares represented by the ADSs) other than the Ordinary Shares held by Bo Yu (the "Scheme Shares") for the privatization of the Issuer by way of a scheme of arrangement (the "Scheme") under Section 86 of the Companies Law of the Cayman Islands. On September 23, 2025, Bo Yu and the Issuer jointly issued a scheme document (the "Scheme Document") formally proposing the Share Proposal and the Scheme. On October 28, 2025, Bo Yu and the Issuer made a joint announcement that the Scheme had been duly approved at the court meeting and the resolutions in relation to the Scheme had been duly passed at the extraordinary general meeting of shareholders of the Issuer held on October 28, 2025.

The Scheme was sanctioned without modification by the Grand Court of the Cayman Islands at the Court Hearing on Friday, November 14, 2025 (Cayman Islands time). The reduction of the share capital of the Company resulting from cancellation of the Scheme Shares was also confirmed by the Grand Court on the same day at the same hearing. All of the conditions of the Scheme and the Share Proposal having been fulfilled, the Scheme became effective on November 19, 2025 (Cayman Island time).

Pursuant to the Scheme, on November 19, 2025 (Cayman Island time), the share capital of the Issuer was reduced by the cancellation of 816,903,297 Ordinary Shares as the Scheme Shares. Immediately following such capital reduction, the share capital of the Issuer was restored to its former amount by the issuance at par of 816,903,297 new Ordinary Shares, credited as fully paid, to Bo Yu. The reserve created in the Issuer's books of account as a result of the capital reduction was applied in paying up in full at par the new Ordinary Shares so issued to Bo Yu.

On November 17, 2025, Bo Yu and the Issuer made a joint announcement (the "Sanction Joint Announcement") that the Grand Court of the Cayman Islands sanctioned the Scheme without modification on November 14, 2025 (Cayman Islands time). Subsequently, on November 20, 2025, Bo Yu and the Issuer made another joint announcement (the "Effective Date Joint Announcement") announcing, among others, the November 19, 2025 (Cayman Islands time) as the effective date of the Scheme, the withdrawal of the listing of the Ordinary Shares on The Stock Exchange of Hong Kong Limited and the delisting of the Issuer's American Depositary Shares from the New York Stock Exchange. This item is qualified in its entirety by reference to the Sanction Joint Announcement and the Effective Date Joint Announcement, which are attached hereto as Exhibit 99.6 and Exhibit 99.7, respectively, and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows (11) and (13) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) to (9) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as disclosed in the Original Schedule 13D, as amended by this Amendment, none of the Reporting Persons or, to their knowledge, any of the persons listed in (a) of Item 2, has effected any transactions relating to the Ordinary Shares since the filing of the Original Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth and/or incorporated by reference in Item 4 of the Original Schedule 13D, as amended by this Amendment, is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by adding the following:
Exhibit 99.6 Sanction Joint Announcement, dated November 17, 2025
(https://www.sec.gov/Archives/edgar/data/1780531/000110465925112881/tm2530734d1_ex99-1.htm)
Exhibit 99.7 Effective Date Joint Announcement, dated November 20, 2025
(https://www.sec.gov/Archives/edgar/data/1780531/000110465925114355/tm2530733d1_ex99-1.htm)

## Signatures
- Bo Yu Limited: /s/ Dong Yanmei, Dong Yanmei/Director (11/20/2025)
- Ping An Insurance (Group) Company of China, Ltd.: /s/ Xie Yonglin, Xie Yonglin/Executive Director, President and Co-CEO (11/20/2025)